October 13, 2006

Vahan Kololian
Chief Executive Officer
Terra Nova Acquisition Corporation
2 Bloor Street West
Suite 3400
Toronto, Ontario
Canada M4W 3E2

**Re: Terra Nova Acquisition Corporation
         Preliminary Proxy Statement on Schedule 14A
         Filed on September 15, 2006
         File No. 0-32607**

Dear Mr. Kololian:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   We note various references throughout your proxy statement to third party supporting materials. For example, we note references to *Inc. Magazine* and *Staffing Industry Report* on page 10. Please provide us with copies of all such materials and highlight the

portions of those materials that support your disclosure. In connection with this please also provide us with support for your contention that ClearPoint is a "leading provider of workforce management solutions throughout the United States" and disclose the measurement you are using in making this determination.

2. Please provide us copies of all "board books" used by Terra Nova in making its determination to approve the merger and recommend that shareholders vote in favor of it.

3. Please tell us the exemption from registration upon which you are relying for the issuance of securities to the ClearPoint shareholders and provide facts tending to support your use of such exemption.

4. Please provide additional information regarding the identity of the initial stockholders of Terra Nova who own 22 percent of the outstanding shares and have agreed to vote in favor of the proposals set forth in the PREM14A. In connection with this please advise us as to whether they have entered into an agreement to vote their shares in favor of the merger agreement and other proposals or, if not, how their votes were obtained without conducting a solicitation as such term is defined by Rule 14a-1 of the Exchange Act. In addition, we refer to disclosure on page 113 that discloses the identity of the shareholders who purchased their shares prior to the IPO, but the aggregate percentage ownership of about 18 percent differs from the 22 percent as disclosed on the cover page and elsewhere. In addition, from your disclosure on page 39, it appears that only 1,200,000, not the full 1,458,000 shares are committed to voting in favor of the proposals. Please advise us as to the reasons for the apparent discrepancy or provide better disclosure differentiating these "initial stockholders" from the initial stockholders listed on page 113.

5. Please include the information required by Item 1(c) of Schedule 14A.

Questions and Answers about the Proposals, page 3

Why is Terra Nova proposing the merger?, page 3

6. We refer to your disclosure of the compound annual growth rate of ClearPoint's revenues from FY 2001 to FY 2005. This disclosure is not balanced and does not reflect the increasing net losses during the same period. If you choose to include financial results in the Q&A they should be balanced. Please revise accordingly.

What vote is required in order to adopt the merger proposal?, page 4

7. Please quantify the number of "FOR" votes that will be required to approve the merger, and disclose here how many shares you currently have outstanding. In addition, disclose the maximum number of shares that may require conversion in order for the merger to be consummated.

How do the Terra Nova insiders intend to vote their shares?, page 5

8.   In light of your disclosure in the third full paragraph on page 4 that approval of the merger will require the affirmative vote of a majority of the shares sold in the IPO, it is not clear how the vote of insider shares owned prior to the IPO has any bearing on the outcome of the merger vote. Please revise to clarify that the insider voting agreement will not impact the outcome of the merger proposal or advise.

What happens to the funds deposited in the trust account…, page 7

9.   Please disclose when shareholders who exercise their conversion rights will receive their pro rata allocation from the trust account.

Can I change my vote after I have mailed my signed proxy card?, page 8

10.   Please clarify that the later-dated signed proxy card must be received by Terra Nova's secretary prior to the special meeting in order for the vote change to be effective.

Summary of the Proxy Statement, page 10

11.   Your summary section currently repeats a great deal of information that has already been addressed in your question and answer section beginning on page 3. By way of example only, the information in the final question and answer on page 5 is repeated under the heading "Terra Nova Inside Stockholders" beginning on page 13. Please view your summary and question and answer sections as one summary section and remove any and all repetition.

12.   Since the merger consideration to be received by ClearPoint consists primarily of shares of your common stock, please revise substantially to discuss the intended use of the funds to be released from escrow upon consummation of the merger.

The Parties, page 10

13.   Refer to the first paragraph on page 11. Please move quantitative information about revenues and EBITDA to the summary consolidated financial information starting on page 23, where it appears in context with other financial statement items.

14.   Please limit your use of industry jargon or briefly define terms the first time they are used that investors may not otherwise know. For example, we refer to the following terms included on page 11:

- "business process outsourcing services;"
- "vendor management systems;"

- "performance-based pricing;" and,
- "candidate marketing program."

Alternatively, consider whether this level of disclosure is too detailed for the summary and should instead be re-located to the Business section of the proxy statement.

Merger Consideration, page 14

15.   Please disclose that your determination that the merger consideration equaled at least 80% of your assets was based upon your closing share price of $5.21 on July 14, 2006 and your anticipated issuance of 5.997 million shares, as well as 3 subsequent performance payments, disclosing the method used to value those payments.

16.   In the last sentence of the first paragraph under this heading, please disclose the number of warrant-holders, the number of shares subject to warrants, and the maximum possible adjustment based upon warrant exercises. Make similar revisions in the final paragraph on page 53.

17.   Please clarify whether the performance payments that may be made to ClearPoint shareholders occur only if the target share prices are reached or whether a portion of the performance payment may be made if the target share prices are not reached.

18.   Refer to the second paragraph under this heading and the table succeeding it. Please clarify whether the performance payments to be made to the "ClearPoint stockholders" shown under the columns marked "cash" and "shares" are aggregate amounts or per shareholder. If these amounts are per shareholder, please disclose this fact. If these amounts are aggregate, please clarify that shareholder will be allocated these aggregate amounts among them, stating the method of allocation.

19.   In addition, please clarify whether the ClearPoint shareholder will receive both the cash amount shown and the number of shares shown, or only one of these.

20.   Please clarify, in the last paragraph under this heading, whether the directors' decision to pay amounts in cash will supercede any request by a shareholder to receive a payment in Terra Nova stock. In addition, clarify whether the shareholder can receive the amounts shown under the columns marked "cash" and "shares" in either all shares or all cash.

Interests of Terra Nova Directors and Officers in the Merger, page 18

21.   Please disclose that Mr. Chung will be employed as an executive officer following the consummation of the merger and any other employment arrangements as applicable.

Termination, Amendment and Waiver, page 20

22.   Please disclose whether ClearPoint would be obligated to make any payments to Terra
        Nova if it materially breaches any of its covenants or warranties that lead to the
        termination of the merger agreement.

Risk Factors, page 29

23.   Please include a risk factor discussing the fact that Terra Nova's ability to request
        indemnification from ClearPoint for damages arising out of the merger is limited to those
        claims where damages exceed $475,000, and then only will Terra Nova be able to collect
        from ClearPoint those damages above $375,000, as discussed at the top of page 60.

24.   Please include a risk factor that discusses ClearPoint's limited client base, including the
        fact that 34 percent of its FY 2005 revenues were generated from its ten largest
        customers, 10 percent of which came from its largest customer, Philip Morris.

ClearPoint's vendor management software solution will consistently require upgrades to
compete with other software solutions being offered, page 29

25.   Please revise the risk factor heading and text to clearly identify the risk being identified.

ClearPoint may be exposed to employment-related claims and costs that could materially
adversely affect its business, page 29

26.   Please expand the fourth bullet point on page 30 to explain what types of claims "errors
        and omissions of temporary employees" give rise to. Please also disclose whether any of
        the types of claims contemplated have occurred in the past and if, the frequency and
        severity of such claims.

Since ClearPoint has a limited operating history, and as a result, prospective investors have a
limited historical basis to judge whether ClearPoint's business can be successful, page 30

27.   Please clarify how you have determined that ClearPoint's operations are in the early
        stages of development in light of your characterization of the company as a "leader" in its
        field. Please revise this risk factor to more clearly present the risk to investors.

ClearPoint has incurred losses over the last two fiscal years as well as through the first six
months of 2006 and has an accumulated deficit, page 30

28.   Please remove your statement that the completion of the proposed merger will allow the
        company to reduce its debt and interest expense for 2007 since such language tends to
        mitigate the risk you are presenting.

Forward-Looking Statements, page 35

29.   It does not appear that you are making any forward-looking statements regarding most of the bullet points included on page 35. Please revise accordingly.

Special Meeting of Terra Nova Stockholders, page 36

Conversion Rights, page 38

30.   Please revise your disclosure in the first paragraph on page 39 to explain that there is no guarantee that a non-converting shareholder will be able to sell his shares, even if the market price per share is higher than the conversion price, as there may not be sufficient liquidity in your securities when a holder wishes to sell.

The Merger Proposal, page 40

31.   We note your disclosure on page 40 that the merger consideration is "subject to adjustment based upon levels of funded debt and of defined working capital and adjusted earnings before interest, taxes, depreciation and amortization of ClearPoint at the closing." Please expand your disclosure in the body of the proxy statement to clearly describe and quantify these adjustment provisions so that an investor may appreciate the affect they will have on the total consideration to be received by ClearPoint as well as the methods used to value ClearPoint. Consider providing an example of the adjustment, using hypothetical levels of funded debt and of defined working capital and adjusted earnings before interest, taxes, depreciation and amortization.

Background of the Merger, page 40

32.   Please provide additional details regarding the nature of the other companies with whom you entered into "substantial discussions" in May 2006. Please disclose the actual number of companies, the industries in which these companies operated and the reasons why a merger with these companies was not pursued.

33.   Please revise the background section to provide additional details regarding the substance of the negotiations between Terra Nova and ClearPoint, including disclosure of the specific terms of the merger agreement that were revised as a result of the negotiations. For example, we note from page 48 that the aggregate number of shares to be issued in the merger was reduced from 6.71 million to 5.997 million.

34.   Refer to the third paragraph under this heading. Please expand your discussion of the problems with the 5 potential merger opportunities to explain what the "perceived issues with the structure of the overall structure of the transaction" were that caused you to decline further consideration of these opportunities.

35.   We note from your disclosure in the fifth paragraph on page 41 that your board's June 8, 2006 meeting included Randall Oliphant, an advisor to you. Please describe in more

detail the basis upon which Mr. Oliphant served as your advisor and disclose whether he has or will receive any compensation for such advisory services.

Terra Nova's Board of Directors' Reasons for the Approval of the Merger, page 42

36.   Please disclose any negative factors considered by the board in making its determination.

Fairness Opinion, page 45

Merger Consideration Analysis, page 48

37.   Please disclose the method used to value the three performance payments to be made. In addition, please specifically detail how Capitalink arrived at the high and low ends of the range of merger consideration. Finally, clarify whether Capitalink's analysis and the range of values assumed the issuance of 6.710 million shares or 5.997 million shares.

Discounted Cash Flow Analysis, page 48

38.   Please clarify the basis for using discount rates of 18 to 20 percent as well as the basis for the terminal revenue multiples, the EBITDA multiples and long term perpetual growth rates. In addition, please disclose whether Capitalink factored in a liquidity discount and, if not, why not.

ClearPoint Comparable Company Analysis, page 49

39.   Please define the acronym "LTM" appearing in the third paragraph under this heading.

ClearPoint Comparable Transactions Analysis, page 50

40.   Please identify the names of the companies involved in the comparable transactions.

The Merger Agreement, page 53

Advisory Services Agreement, page 55

41.   Please provide additional disclosure regarding the types of services that will be provided to Terra Nova Management Corp. and whether the monthly payment of $200,000 is owed regardless of whether services are performed. In addition, please disclose the percentage ownership of Terra Nova Management by each of Messrs. Kololian, Chung and Gill and advise us as to whether these fees will be treated as compensation to these individuals.

Unaudited Pro Forma Condensed Combined Financial Information, page 64

42.   Please revise your narrative discussion to clarify that the pro forma financial statements
        also reflect your intention to use existing cash to retire ClearPoint's existing debt
        facilities and redemption of ClearPoint's outstanding warrants.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheets, page 66

43.   Please tell us the amount of acquisition costs included in the disclosed in Note (1) which
        relate to amounts paid to ClearPoint employees. Please also advise us how you plan on
        accounting for these costs and the consideration given to paragraphs 24 and A8 of SFAS
        141 in determining the appropriate accounting treatment for these costs.

Other Information Related to Terra Nova, page 84

Plan of Operations, page 87

44.   Your disclosure refers several times to amounts expended for "professional fees." Please
        expand your disclosure to describe the services received for those fees and identify the
        parties receiving those fees.

45.   Refer to the seventh paragraph on page 88. We note that you reimbursed officers and
        directors for certain expenses. Please expand your description of "dues and
        subscriptions" and "furniture and equipment" to explain exactly what these items
        consisted of.

Business of ClearPoint, page 89

46.   Please explain how ClearPoint derives revenues.

ClearPoint's Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 40

47.   We note your references to Section 27A of the Securities Act of 1933 and Section 21E of
        the Securities Exchange Act of 1934. These sections, by their terms, are not available to
        non-reporting companies like ClearPoint. Please revise to remove the implication that
        Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange
        Act of 1934 apply to the statements of ClearPoint.

48.   Please revise to include an overview of the most important trends used by management of
        ClearPoint to evaluate its business and results, including a discussion of the methods used
        by management to address these trends.

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005, page 97

Revenue, page 97

49.   Please explain, in the third sentence under this heading, what a "first year transportation office" is. In addition, please revise the last sentence under this heading to provide examples of the "non traditional methods" you use to locate specialized talent.

Cost of Services and Gross Profit, page 97

50.   Please explain why there was a "stronger demand" in the transportation staffing market for the period presented and explain whether management expects this increased demand to continue and why.

Interest Expense, page 98

51.   Given that the warrant liability you refer to in the last sentence under this heading affects several of the periods presented in MD&A, please provide a brief description of this liability here, rather than simply referring to the financial statement notes.

Twelve Months Ended June 30, 2004 Compared to Twelve Months Ended June 30, 2003, page 100

Operating Expenses, page 100

52.   You state that various expenses represent different percentages under this heading but do not state the figure to which the percentage relates. Please revise.

Liquidity and Capital Resources, page 101

53.   Please revise to clearly state ClearPoint's short and long term liquidity needs and its plans to satisfy those needs. Include, if appropriate, a discussion of any planned uses of the proceeds to be released from escrow upon consummation of the merger.

54.   Please clearly indicate the current amount outstanding under each instrument described. For example, you have not indicated how much is outstanding under the note payable to Blue Lake Rancheria in the fifth paragraph under this heading.

Beneficial Ownership of Securities, page 111

55.   Please identify the natural persons who control the shares held by any non-public entity.

Financial Statements and Notes

Clearpoint Business Resources, Inc.

Consolidated Statements Of Cash Flows, page F-7

56.   We note that Clearpoint accounted for its accounts receivable financing arrangement with
        Wells Fargo as a financing transaction. Please explain to us how Clearpoint presented
        the changes in the net proceeds and repayments related to this financing arrangement in
        its statement of cash flows. Please cite the relevant accounting literature which supports
        this classification.

Note 2 – Summary Of Significant Accounting Policies

(a) Basis of Presentation, page F-9

57.   Please explain to us Clearpoint's basis for determining that the referenced ownership
        exchange represents a reorganization of entities under common control. With respect to
        each entity, please summarize for us the direct and indirect ownership structure for each
        period presented in the historical financial statements along with the ownership structure
        of Clearpoint immediately after the transactions. Refer to EITF 02-5 for clarification of
        the common control criteria.

58.   We note from your disclosure that you consolidated MVI from January 1, 2004 and
        Allied from the date of formation on June 21, 2004. Please advise us and revise to
        disclose which entities were combined or consolidated prior to January 1, 2004.

(d) Revenue Recognition, pages F-9 – F-10

59.   We note that ClearPoint recognizes revenue related to vendor managed services when the
        service is rendered. Please revise to expand this disclosure to further explain the services
        performed under these arrangements and when these services are considered rendered. In
        this regard, please also tell us how ClearPoint considered the revenue recognition
        guidance in SAB Topic 13(A)(4)(d).

60.   We note from your disclosure on page 92 that ClearPoint offers a proprietary software
        solution to assist companies with the management of their staffing providers. Please tell
        us the amount of revenue recognized in your historical financial statements associated
        with the sale of this software solution. In addition, please explain to us whether this
        software solution is sold in connection your vendor managed service arrangements and, if
        material, disclose the relevant terms of these arrangements and how revenue is
        recognized. Your response should include discussion of how you considered the
        guidance outlined in SOP 97-2 and EITF 00-21, as applicable.

Note 3 – Business and Asset Acquisitions, pages F-13 – F-14

61.   Quantum represents a significant acquisition for ClearPoint.   Tell us what consideration
        was given to providing audited financial statements for Quantum in accordance to Rule
        3-05 of Regulation S-X to provide investors with a more complete understanding of Clear
        point's historical operations.

Note 11 – Income Taxes, pages F-19 – F-20

62.   Please tell us and consider disclosing how they considered paragraphs 23 – 25 of SFAS
        109 in determining that no valuation allowance is required.   The response should include
        a discussion of both positive and negative evidence and the weight given to such
        evidence.   The weight should be commensurate to the extent to which the evidence can
        be objectively verified.

Terra Nova Acquisition Corporation

Note 3 – Offering, page F-32

63.   We note from your Warrant Agreement that you will use your best efforts to cause the
        registration statement, registering the shares underlying the warrants issued in connection
        with your IPO, to become effective and to maintain effectiveness through the expiration
        of the warrants. Please tell us how you have considered the guidance of EITF 00-19 in
        determining the appropriate classification of the warrants issued as part of the units
        registered in your 2005 public offering. In this regard, your guarantee to maintain an
        effective 1933 Act registration statement with a current prospectus at the time of exercise
        of the warrant is outside of your control. Specifically, explain to us how you considered
        the provisions in paragraph 17 of EITF, 00-19, which requires the assumption of net cash
        settlement when the contract does not specify how the contract would be settled in the
        event that the company is unable to deliver registered shares.

Note 4 – Proposed Merger and Deferred Acquisition Costs, pages F-32 – F-33

64.   We note that you plan on accounting for the acquisition of ClearPoint as a reverse
        acquisition under the purchase method of accounting. Please tell us how you evaluated
        paragraphs 15-17 of SFAS 141 in determining the accounting acquirer.

Note 8 – Common Stock, pages F-33 – F-34

65.   We note that you classify 19.99% of the shares issued in connection with your 2005
        public offering as temporary equity and the remaining 80.01% as a component of
        permanent equity. Please tell us how you considered the guidance in EITF Topic D-98 in
        reaching the conclusion that all of the shares issued in connection with your 2005 public
        offering are not required to be presented as a component of temporary equity. In this
        regard, please clarify whether the corporation is liquidated and dissolved to the extent
        you are unable to make an acquisition by April 22, 2007.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:

- The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.

- The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.

- The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

You may contact, Wilson Lee, Accountant, at (202) 551-3468 or Josh Forgione, Assistant Chief Accountant, at (202) 551-3431 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus, Staff Attorney, at (202) 551-3412 or the undersigned at (202) 551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Attorney

cc: Noah Scoolar, Esq. (*via facsimile*)
        Graubard Miller